UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GMS INC.

(Name of Subject Company)

GMS INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number of Class of Securities)

Craig Apolinsky
Senior Vice President and General Counsel
115 Perimeter Center Place, Suite 600
Atlanta, Georgia 30346
(800) 392-4619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copy to:

W. Scott Ortwein
Justin R. Howard
Kyle G. Healy
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, including this Amendment, the “Schedule 14D-9”) filed by GMS Inc., a Delaware corporation (“GMS” or the “company”) with the Securities and Exchange Commission on July 14, 2025, relating to the tender offer by The Home Depot, Inc., a Delaware corporation (“The Home Depot”), and Gold Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of The Home Depot (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of GMS, at a purchase price of $110.00 per Share in cash, subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (as amended or supplemented from time to time) (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following is hereby added immediately following the section entitled “Regulatory Approvals”:

“Expiration of the Offer

The Offer and withdrawal rights expired at one minute after 11:59 P.M., Eastern Time, on September 3, 2025 (the “Expiration Time”). The depositary advised Purchaser that, as of the Expiration Time, a total of 30,337,823 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79.5% of the Shares then outstanding. Accordingly, the number of Shares validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Purchaser owns a sufficient number of Shares to complete the Merger without a vote of GMS stockholders in accordance with Section 251(h) of the DGCL. Accordingly, The Home Depot and Purchaser intend to effect the Merger under Section 251(h) and complete the acquisition of GMS as promptly as practicable on the date hereof. At the Effective Time, Purchaser will merge with and into GMS, with GMS continuing as the Surviving Corporation and becoming an indirect, wholly owned subsidiary of The Home Depot. By virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any (i) Shares held by GMS, The Home Depot or any of their respective wholly owned subsidiaries (other than Purchaser), (ii) Shares tendered and irrevocably accepted for purchase in the Offer and (iii) Shares held by any person who was entitled to and who properly demanded statutory appraisal of their Shares and has not withdrawn such demand or lost such rights) will be cancelled and converted into the right to receive $110.00 per Share in cash, without interest and subject to any required withholding of taxes.

Following the consummation of the Merger, GMS intends to cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act and to suspend all of GMS’s reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMS INC.

By:	/s/ Scott M. Deakin
Name:	Scott M. Deakin
Title:	Chief Financial Officer

Date: September 4, 2025